Statement of Comprehensive Income for three months ended,

(As per IFRS)

In ₹ crore, except share data

Particulars	Dec 31, 2013	Dec 31, 2012	Growth (%)	Sep 30, 2013	Growth % Q3 14 over Q2 14
Revenues	13,026	10,424	25.0	12,965	0.5
Cost of sales	8,321	6,566	26.7	8,384	(0.8)
Gross Profit	**4,705**	**3,858**	**22.0**	**4,581**	**2.7**
Operating Expenses:					
Selling and marketing expenses	644	541	19.0	757	(14.9)
*Administrative expenses**	802	640	25.3	987	(18.7)
Total Operating Expenses	**1,446**	**1,181**	**22.4**	**1,744**	**(17.1)**
Operating Profit	**3,259**	**2,677**	**21.7**	**2,837**	**14.9**
Other Income, net	731	503	45.3	510	43.3
Profit before income taxes	**3,990**	**3,180**	**25.5**	**3,347**	**19.2**
Income tax expense	1,115	811	37.5	940	18.6
Net Profit	**2,875**	**2,369**	**21.4**	**2,407**	**19.4**
Earnings per equity share ●					
Basic (₹)	**50.32**	**41.47**	**21.3**	**42.12**	**19.5**
Diluted (₹)	**50.32**	**41.47**	**21.3**	**42.12**	**19.5**

**Administrative expenses for the three months ended September 30, 2013 include a provision of ₹ 219 crore towards visa related matters.*

● EPS for the three months ended September 30, 2013 is ₹ 45.96 per share, excluding the provision of ₹ 219 crore for visa related matters. EPS for the three months ended September 30, 2013 is ₹ 42.12 per share, including the provision of ₹ 219 crore for visa related matters. The difference is ₹ 3.84 per share.

Statement of Comprehensive Income for nine months ended,

(As per IFRS)

In ₹ crore, except share data

Particulars	Dec 31, 2013	Dec 31, 2012	Growth (%)
Revenues	37,258	29,898	24.6
Cost of sales	24,024	18,478	30.0
Gross Profit	**13,234**	**11,420**	**15.9**
Operating Expenses:			
Selling and marketing expenses	1,985	1,516	30.9
*Administrative expenses**	2,489	1,937	28.5
Total Operating Expenses	**4,474**	**3,453**	**29.6**
Operating Profit	**8,760**	**7,967**	**10.0**
Other Income, net	1,818	1,685	7.9
Profit before income taxes	**10,578**	**9,652**	**9.6**
Income tax expense	2,922	2,625	11.3
Net Profit	**7,656**	**7,027**	**9.0**
Earnings per equity share ●			
Basic (₹)	**133.99**	**122.99**	**8.9**
Diluted (₹)	**133.99**	**122.99**	**8.9**

**Administrative expenses for the nine months ended December 31, 2013 include a charge of ₹ 219 crore towards visa related matters.*

● EPS for the nine months ended December 31, 2013 is ₹ 137.83 per share, excluding the charge of ₹ 219 crore for visa related matters. EPS for the nine months ended December 31, 2013 is ₹ 133.99 per share, including the charge of ₹ 219 crore for visa related matters. The difference is ₹ 3.84 per share.

Statement of Comprehensive Income for three months ended,

(As per IFRS)

in US $ million, except share data

Particulars	Dec 31, 2013	Dec 31, 2012	Growth (%)	Sep 30, 2013	Growth % Q3 14 over Q2 14
Revenues	2,100	1,911	9.9	2,066	1.7
Cost of sales	1,341	1,203	11.5	1,337	0.3
Gross Profit	759	708	7.2	729	4.1
Operating Expenses:					
Selling and marketing expenses	104	99	5.1	120	(13.3)
*Administrative expenses**	129	118	9.3	158	(18.4)
Total Operating Expenses	233	217	7.4	278	(16.2)
Operating Profit	526	491	7.1	451	16.7
Other Income, net	117	92	27.2	81	44.4
Profit before income taxes	643	583	10.3	532	20.9
Income tax expense	180	149	20.8	149	20.8
Net Profit	463	434	6.7	383	20.9
Earnings per equity share ▪					
Basic ($)	0.81	0.76	6.6	0.67	20.9
Diluted ($)	0.81	0.76	6.6	0.67	20.9

**Administrative expenses for the three months ended September 30, 2013 include a provision of $ 35 million towards visa related matters.*

▪ EPS for the three months ended September 30, 2013 is $ 0.73 per share, excluding the provision of $ 35 Million for visa related matters. EPS for the three months ended September 30, 2013 is $ 0.67 per share, including the provision of $ 35 million for visa related matters. The difference is $ 0.06 per share.

Statement of Comprehensive Income for nine months ended,

(As per IFRS)

in US $ million, except share data

Particulars	Dec 31, 2013	Dec 31, 2012	Growth (%)
Revenues	6,157	5,460	12.8
Cost of sales	3,974	3,376	17.7
Gross Profit	2,183	2,084	4.8
Operating Expenses:			
Selling and marketing expenses	327	277	18.1
*Administrative expenses**	411	355	15.8
Total Operating Expenses	738	632	16.8
Operating Profit	1,445	1,452	(0.5)
Other Income, net	301	308	(2.3)
Profit before income taxes	1,746	1,760	(0.8)
Income tax expense	482	479	0.6
Net Profit	1,264	1,281	(1.3)
Earnings per equity share ▪			
Basic ($)	2.21	2.24	(1.3)
Diluted ($)	2.21	2.24	(1.3)

**Administrative expenses for the nine months ended December 31, 2013 include a charge of $ 35 million towards visa related matters.*

▪ EPS for the nine months ended December 31, 2013 is $ 2.27 per share, excluding the charge of $ 35 million for visa related matters. EPS for the nine months ended December 31, 2013 is $ 2.21 per share, including the charge of $ 35 million for visa related matters. The difference is $ 0.06 per share.

Revenues by Geographical Segment

(in %)

	Quarter ended			LTM	
	Dec 31, 2013	Sep 30, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
North America	60.0	61.5	61.0	60.8	62.8
Europe	24.9	24.0	24.0	24.4	22.6
India	2.6	2.4	2.2	2.5	2.0
Rest of the world	12.5	12.1	12.8	12.3	12.6
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Revenues by Service Offering

(in %)

	Quarter ended			LTM	
	Dec 31, 2013	Sep 30, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Business IT Services	**61.3**	**61.4**	**61.9**	**61.3**	**63.3**
Application Development	*15.9*	*16.0*	*15.8*	*15.7*	16.7
Application Maintenance	*19.2*	*19.1*	*20.0*	*19.4*	20.8
Infrastructure Management Services	*6.9*	*7.2*	*6.9*	*7.1*	6.6
Testing Services	*8.7*	*8.4*	*8.4*	*8.5*	8.3
Product Engineering Services	*3.2*	*3.3*	*3.2*	*3.2*	3.4
Business Process Management	*5.3*	*5.1*	*5.2*	*5.2*	4.9
Others	*2.1*	*2.3*	*2.4*	*2.2*	2.6
Consulting, Package Implementation & Others	**33.4**	**33.3**	**32.6**	**33.3**	**30.9**
Products, Platforms and Solutions	**5.3**	**5.3**	**5.5**	**5.4**	**5.8**
Products	*3.8*	*3.7*	*3.9*	*3.8*	4.1
BPM Platform	*1.1*	*1.2*	*1.3*	*1.2*	1.3
Others	*0.4*	*0.4*	*0.3*	*0.4*	0.4
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Revenues by Project Type *

(in %)

	Quarter ended			LTM	
	Dec 31, 2013	Sep 30, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Fixed Price	41.0	40.2	41.3	40.4	39.8
Time & Materials	59.0	59.8	58.7	59.6	60.2
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

** Excluding products*

Revenues by Industry

(in %)

	Quarter ended			LTM	
	Dec 31, 2013	Sep 30, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Banking & Financial Services, Insurance	**33.5**	**33.4**	**33.7**	**33.7**	**34.0**
Banking & financial services	*27.2*	*27.1*	*26.8*	*27.2*	*27.2*
Insurance	*6.3*	*6.3*	*6.9*	*6.5*	*6.8*
Manufacturing	**22.8**	**23.2**	**21.7**	**22.7**	**21.8**
Retail & Life Sciences	**24.6**	**24.2**	**24.1**	**24.3**	**23.7**
Retail & CPG	*16.0*	*15.7*	*16.0*	*15.7*	*16.4*
Transport & Logistics	*1.6*	*1.8*	*1.8*	*1.7*	*1.7*
Life Sciences	*5.0*	*4.6*	*4.8*	*4.8*	*4.1*
Healthcare	*2.0*	*2.1*	*1.5*	*2.1*	*1.5*
Energy, Utilities, Communications & Services	**19.1**	**19.2**	**20.5**	**19.3**	**20.5**
Energy & Utilities	*5.2*	*5.1*	*5.4*	*5.1*	*5.4*
Telecom	*7.9*	*8.3*	*9.6*	*8.5*	*9.9*
Others	*6.0*	*5.8*	*5.5*	*5.7*	*5.2*
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Client Data

	Quarter ended			Year ended	
	Dec 31, 2013	Sep 30, 2013	Dec 31, 2012	Mar 31, 2013	Mar 31, 2012
Number of Clients					
Active	888	873	776	798	694
Added during the period (gross)	54	68	89	235	172
Number of million dollar clients*					
1 Million dollar +	495	469	419	448	399
5 Million dollar +	226	221	209	213	190
10 Million dollar +	148	146	136	137	132
20 Million dollar +	88	86	81	80	79
30 Million dollar +	69	66	62	62	64
40 Million dollar +	55	51	50	49	50
50 Million dollar +	41	40	40	40	40
60 Million dollar +	36	34	34	33	28
70 Million dollar +	30	30	25	28	23
80 Million dollar +	21	22	20	19	17
90 Million dollar +	17	17	15	17	16
100 Million dollar +	15	15	12	12	13
200 Million dollar +	4	3	3	3	2
300 Million dollar +	1	–	–	–	1
Client contribution to revenues					
Top client	3.7%	3.9%	3.6%	3.8%	4.3%
Top 5 clients	14.1%	15.0%	14.6%	15.2%	15.5%
Top 10 clients	23.5%	24.5%	23.9%	24.6%	24.6%
Repeat business	97.3%	98.3%	97.5%	97.8%	97.8%
Account receivables-LTM(in days)[#]	65	62	62	64	60

**LTM (Last twelve months) Revenues*

[#] excluding Lodestone

Effort and Utilization

(in %)

	Quarter ended			LTM	
	Dec 31, 2013	Sep 30, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Effort					
Onsite	24.6	25.6	24.6	25.4	24.6
Offshore	75.4	74.4	75.4	74.6	75.4
Revenues					
Onsite	51.1	52.5	51.4	52.2	50.4
Offshore	48.9	47.5	48.6	47.8	49.6
Utilization					
Including trainees	74.1	73.7	70.1	72.8	68.5
Excluding trainees	78.0	77.8	73.2	76.4	72.8

Person Months Data

	Quarter ended			LTM	
	Dec 31, 2013	Sep 30, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Billed – Onsite	85,356	87,383	77,970	341,084	294,093
– Offshore	261,516	253,828	238,595	1,000,957	903,739
TOTAL	**346,872**	**341,211**	**316,565**	**1,342,041**	**1,197,832**
Non Billable	97,789	97,310	115,826	414,365	447,837
Trainee	23,429	24,670	19,229	87,516	101,791
Sales & Support	26,716	27,108	26,643	107,826	100,092
TOTAL	**494,806**	**490,299**	**478,263**	**1,951,748**	**1,847,552**

Consolidated IT Services

	Quarter ended						LTM			
	Dec 31, 2013	Sequential growth %	Sep 30, 2013	Sequential growth %	Dec 31, 2012	Sequential growth %	Dec 31, 2013	Year on Year growth %	Dec 31, 2012	Year on Year growth %
Effort - (Person months)										
Onsite	79,375	(3.4)	82,156	0.7	73,603	3.7	320,249	14.8	279,072	7.8
Offshore	185,744	2.6	181,107	4.3	167,320	1.3	708,759	9.5	647,035	9.0
Total	**265,119**	**0.7**	**263,263**	**3.1**	**240,923**	**2.0**	**1,029,009**	**11.1**	**926,107**	**8.6**
Revenues – ($ million)										
Onsite	1,039.88	(1.3)	1,053.10	2.1	952.71	7.5	4,104.25	15.9	3,540.63	6.5
Offshore	846.15	4.8	807.42	6.1	761.56	3.6	3,169.30	7.7	2,942.39	4.9
Total	**1,886.03**	**1.4**	**1,860.52**	**3.8**	**1,714.27**	**5.7**	**7,273.56**	**12.2**	**6,483.02**	**5.8**

Employee Metrics

(Nos.)

	Quarter ended			Year ended	
	Dec 31, 2013	Sep 30, 2013	Dec 31, 2012	Mar 31, 2013	Mar 31, 2012
Total employees	1,58,404	1,60,227	1,55,629	1,56,688	1,49,994
S/W professionals	1,48,740	1,50,489	1,46,250	1,47,008	1,41,788
Billable	1,35,869	1,36,426	134,660	1,35,392	1,24,953
Banking product group	6,977	6,580	7,460	7,249	8,139
Trainees	5,894	7,483	4,130	4,367	8,696
Sales & Support	9,664	9,738	9,379	9,680	8,206
Gross addition	6,682	12,168	8,390	37,036	45,605
Of which lateral addition	3,333	3,806	4,351	16,781	14,966
Attrition	8,505	9,204	6,522	30,342	26,431
Net addition	(1,823)	2,964	1,868	6,694	19,174
Attrition % (LTM)*	18.1%	17.3%	15.1%	16.3%	14.7%

** Excluding subsidiaries*

Employee Metrics – Subsidiaries

(Nos.)

	Quarter ended			Year ended	
	Dec 31, 2013	Sep 30, 2013	Dec 31, 2012	Mar 31, 2013	Mar 31, 2012
Infosys BPO Limited – consolidated	26,475	26,834	23,714	24,634	20,523
Infosys Technologies (Australia) Pty. Ltd.*	-	-	-	-	674
Infosys Technologies (China) Company Ltd.	2,921	3,067	3,066	3,073	3,092
Infosys Technologies S.De R.L. De C. V., Mexico	795	835	753	797	631
Infosys Technologies (Sweden) AB	2	2	6	4	11
Infosys Tecnologia DO Brasil LTDA	601	547	371	393	210
Infosys Public Services Inc.	178	182	179	182	33
Infosys Technologies (Shanghai) Company Ltd.	-	4	55	17	31
Lodestone Holding AG - consolidated	1,511	1,450	891	1,191	-

** Employees of Infosys Australia were transferred to Infosys Limited consequent to merger of its operations with the parent company*

Infrastructure (as on Dec 31, 2013)

	Completed		Work in progress		Land acquired during the Quarter (acres)
	Built-up area (Sq. Ft.)	No. of seats	Built-up area (Sq. Ft.)	No. of seats	
Bangalore	47,88,391	33,931	2,66,587	2,020	14.89
Bhubaneswar	8,79,721	3,974	5,34,767	4,320	-
Chandigarh	12,26,033	6,769	-	-	-
Chennai	42,60,674	25,240	-	-	-
Gurgaon	1,01,183	988	1,35,209	1,250	-
Hyderabad	39,05,350	21,840	10,48,204	4,148	-
Jaipur	4,52,139	4,367	4,04,106	4,000	-
Mangalore	14,33,469	6,712	10,25,967	4,800	
Mysore (including ILI)*	95,29,485	11,759	19,84,011	3,864	-
Pune	54,82,482	32,470	13,12,473	4,304	-
Thiruvananthapuram	6,18,201	4,643	21,39,267	8,479	-
Global Centers	16,88,535	15,960	-	-	-
Total	**3,43,65,663**	**1,68,653**	**88,50,591**	**37,185**	**14.89**

**Infosys Leadership Institute*

Subsidiaries Performance

(US $ Mn)

Subsidiaries	Quarter ended						Year ended	
	Dec 31, 2013		Sep 30, 2013		Dec 31, 2012		Mar 31, 2013	
	Revenues	Net Income	Revenues	Net Income	Revenues	Net Income	Revenues	Net Income
Infosys BPO Limited – consolidated	136.52	24.72	132.13	18.87	125.16	19.32	471.22	79.04
Infosys Technologies (Australia) Pty. Ltd.*	-	(0.06)	-	0.10	-	0.19	0.42	0.31
Infosys Technologies (China) Company Limited	29.25	0.55	31.68	0.10	26.56	0.69	104.37	(1.88)
Infosys Technologies S.de R.L. de C V., Mexico	9.52	(0.38)	10.51	0.87	7.99	(0.06)	30.12	(0.37)
Infosys Technologies (Sweden) AB	0.11	(0.05)	0.11	0.00	0.22	(0.01)	1.11	(0.01)
Infosys Tecnologia DO Brasil LTDA	7.92	(0.33)	8.66	(2.27)	4.80	(2.20)	23.59	(3.11)
Infosys Public Services Inc.	42.89	(2.01)	43.32	(2.18)	26.80	(1.11)	110.40	(1.90)
Infosys Technologies (Shanghai) Co Ltd	-	(0.32)	-	(0.36)	0.02	(1.65)	0.14	(2.85)
Lodestone Holding AG - consolidated	119.30	3.32	98.13	1.21	39.35	2.53	109.64	(0.90)

** Employees of Infosys Australia were transferred to Infosys Limited consequent to merger of its operations with the parent company*

Rupee Dollar Rate (₹)

	Quarter ended			Year ended	
	Dec 31, 2013	Sep 30, 2013	Dec 31, 2012	Mar 31, 2013	Mar 31, 2012
Period closing rate	61.81	62.61	55.00	54.29	50.88
Period average rate	62.03	62.77	54.55	54.54	48.10

Constant Currency Reporting

Reported revenues	Q3 14	Q2 14	Q1 14	Q4 13	Q3 13
Revenues ($ mn)	2,100	2,066	1,991	1,938	1,911
Sequential growth %	1.7	3.8	2.7	1.4	6.3
YoY growth %	9.9	15.0	13.6	9.4	5.8

Constant currency – Q o Q	Q3 14	Q2 14	Q1 14	Q4 13	Q3 13
Revenues ($ mn)	2,091	2,074	2,005	1,944	1,902
Sequential growth %	1.2	4.2	3.4	1.7	5.8

Constant currency – Y o Y	Q3 14	Q2 14	Q1 14	Q4 13	Q3 13
Revenues ($ mn)	2,122	2,086	1,999	1,946	1,910
YoY growth %	11.0	16.1	14.1	9.9	5.8

Notes:

Basis of computation

1. Foreign exchange rates are as per FEDAI.
2. Average rates for major global currencies:

Average rate of USD	Q3 14	Q2 14	Q1 14	FY 13	Q4 13	Q3 13
AUD	0.92	0.92	0.98	1.03	1.03	1.04
EURO	1.37	1.34	1.31	1.29	1.32	1.30
GBP	1.62	1.56	1.54	1.58	1.54	1.61

3. Proportion of revenues from major global currencies:

Revenues by currency (%)	Q3 14	Q2 14	Q1 14	FY 13	Q4 13	Q3 13
AUD	7.9	7.6	7.9	8.3	8.1	8.3
EURO	10.4	10.1	9.8	8.8	10.4	9.6
GBP	6.0	5.9	5.6	6.4	6.1	6.2

Q3 2014

Geographical segment – growth

North America declined by 0.8% sequentially and in constant currency.

Europe grew by 5.5% sequentially; and 3.5% in constant currency.

India grew by 9.2% sequentially; and 8.1% in constant currency.

Rest of the world grew by 4.9% sequentially; and 5.2% in constant currency.

Industry segment – growth

FSI grew by 2.0% sequentially; and 1.5% in constant currency.

MFG grew by 0.1% sequentially; and declined by 0.3% in constant currency.

RCL grew by 3.4% sequentially; and 2.9% in constant currency.

ECS grew by 0.8% sequentially; and 0.3% in constant currency.